Christopher P. Davis E-Mail: cdavis@kkwc.com Direct Dial: 212.880.9865

April 2, 2024
VIA EMAIL AND EDGAR

David Plattner
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549-3628

Re:	Erez REIT Opportunities LP Whitestone REIT (the “Trust”) PREC14A filed March 19, 2024 Filed by Erez REIT Opportunities LP et al. File No. 001-34855
Dear Mr. Plattner:
We acknowledge receipt of the letter of comment dated March 29, 2024 (the “Comment Letter”) from the Staff of the Securities and Exchange Commission (the “Staff”) with regard to the above-referenced matter. We have discussed the Comment Letter with Erez REIT Opportunities LP and the other participants named in the Proxy Statement (collectively, “Erez”) as necessary and provide the following supplemental responses on their behalf. Unless otherwise indicated, the page references below are to the marked version of the attached copy of the Revised Preliminary Proxy Statement on Schedule 14A filed on the date hereof (the “Proxy Statement”). To facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below, and our responses appear immediately below each comment.
PREC14A filed on March 19, 2024
General
1.	Please use page numbers in the filing.
Erez acknowledges the Staff’s comment and has revised the Proxy Statement to include the requested revision.

David Plattner
April 2, 2024

2.	Please mark as preliminary the form of proxy. See Rule 14a-6(e)(1).
Erez acknowledges the Staff’s comment and has revised the Proxy Statement to include the requested revision. Please see PDF page 2 of the Proxy Statement.
3.	On the proxy card, please list the Erez Nominees in alphabetical order by last name. See Rule 14a-19(e)(4).
Erez acknowledges the Staff’s comment and has revised the Proxy Statement to include the requested revision. Please see PDF page 27 of the Proxy Statement.
4.	Please disclose that the Trust's proxy statement can be accessed, without cost, on the Commission's website. See Item 7(f) of Schedule 14A.
Erez acknowledges the Staff’s comment and has revised the Proxy Statement to include the requested revision. Please see, inter alia, PDF page 3 of the Proxy Statement.
5.
On the third page, we note the following disclosure: "The Participants represent that they intend to, or are part of a group which intends to, (i) deliver a proxy statement and form of proxy to holders of at least the percentage of the Trust’s outstanding capital stock required to elect the Erez Nominees at the Annual Meeting and (ii) solicit the holders of common shares representing at least 67% of the voting power of common shares entitled to vote on the election of trustees in support of the Erez Nominees." Please clarify the meaning of, and reason for including, the first prong of that statement. Please note that you should deliver a universal proxy card to shareholders representing at least 67% of the voting power. See Question 139.06 (December 6, 2022) of the Compliance and Disclosure Interpretations for Proxy Rules and Schedules 14A/14C.

Erez acknowledges the Staff’s comments and has revised the Proxy Statement to remove prong (i) of the referenced paragraph. Please see PDF page 4 of the Proxy Statement.
Background to the Solicitation
6.	Please define "Nomination Letter." Please also, for the January 30 and February 1 entries, change the verb tense for clarity.
Erez acknowledges the Staff’s comment and has revised the Proxy Statement to include the requested revisions. Please see PDF page 6 of the Proxy Statement.
7.	Please provide additional detail regarding the following statement: "Between February 7, 2024 and February 22, 2024, an advisor to Erez emailed an advisor to the Trust requesting to connect."
Erez acknowledges the Staff’s comment and has revised the Proxy Statement to include additional disclosure regarding the referenced statement. Please see PDF page 7 of the Proxy Statement.

David Plattner
April 2, 2024

Quorum; Broker Non-Votes; Discretionary Voting
8.
We note the references in this section to brokerage accounts receiving materials "only from one of the Trust or Erez." It is our understanding that the reference to Erez may be misplaced, for two reasons: (i) the Trust is likely to solicit all shareholders and (ii) even if the Trust does not solicit certain brokerage accounts, the relevant brokers may not be able to exercise discretionary authority under NYSE Rule 452 in such circumstances. Please revise, or advise.

Erez acknowledges the Staff’s comment and has revised the cited disclosure in the Proxy Statement in response to the Staff’s comment. Please see PDF page 16 of the Proxy Statement.
Additional Participant Information
9.
We note the following disclosure: "...incorporated herein by reference to the Trust’s proxy statement on Schedule 14A filed with the SEC on March 31, 2023... ." Such disclosure appears to be potentially inconsistent with disclosure in the "Certain Additional Information" section, and also appears to be inconsistent with Rule 14a-5(c), which refers to the omission of information contained in other proxy soliciting material furnished "in connection with the same meeting or subject matter." Please revise, or advise.

Erez acknowledges the Staff’s comment and has revised the Proxy Statement by removing the referenced language from the “Additional Participant Information” section of the Proxy Statement. Erez will accordingly rely on Rule 14a-5(c) as disclosed in “Certain Additional Information” with respect to the information previously incorporated by reference. Please see PDF page 19 of the Proxy Statement.
Schedule I
10.
Please reconcile the reference to October 3, 2023, in this schedule with the reference to October 2, 2023, in the "Background to the Solicitation" section. Please also ensure the accuracy and completeness of all transactions reported in Schedule I.

Erez acknowledges the Staff’s comment and has revised the Proxy Statement to reconcile these two dates. Schedule I reflected a scrivener's error, whereby settlement dates were reported rather than trade dates. Schedule I has been updated to correctly reflect trade dates. Please see PDF page I-1 of the Proxy Statement.
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David Plattner
April 2, 2024

The Staff is invited to contact the undersigned at (212) 880-9865 or with any comments or questions it may have.  We would appreciate your prompt advice as to whether the Staff has any further comments.

Very truly yours,

/s/ Christopher P. Davis

Christopher P. Davis

cc:            Alexander E. Shiekman